EXHIBIT 11


                    AMERICAN ASSET ADVISERS TRUST, INC.
                     COMPUTATION OF EARNINGS  PER SHARE
        FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND MARCH 31, 1995


                                                   1996             1995

PRIMARY EARNINGS PER SHARE:

Weighted average number of shares of
   common stock outstanding                     976,309          558,271

Additional shares assuming exercise of
   stock warrants (1)                                 0                0

Total weighted average common and
   common equivalent shares outstanding         976,309          558,271

Net income                                 $    117,436       $   60,051

Earnings per common and common
   equivalent share                        $       0.12       $     0.11


FULLY DILUTED EARNINGS PER SHARE:

Weighted average number of shares of
   common stock outstanding                     976,309          558,271

Additional shares assuming exercise of
   stock warrants                               286,504          162,521

Total weighted average common and
   common equivalent shares outstanding       1,262,813          720,792

Net income (2)                             $    209,939       $   85,633

Earnings per common and common
   equivalent share                        $       0.17       $     0.12


 (1) Not applicable in 1996 or 1995 as computations of primary earnings per share exclude common stock equivalents for any period in which their inclusion would increase the income per share amount otherwise computed.

 (2) Includes adjustment for additional interest income from assumed net proceeds from exercise of warrants using Modified Treasury Stock Method as follows:

                                          1996             1995

                                    $   92,633     $     25,582